Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235
January 18, 2007
Via EDGAR
Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Rio Vista Energy Partners L.P.
Form 10-K/A1 for the Fiscal Year Ended December 31, 2005
Filed December 15, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File No. 000-50394
Comment Letter Dated December 28, 2006

Dear Mr. Hiller:
This letter will confirm our telephone conversation on January 11, 2007 among yourself and Donald F. Delaney, staff accountant of the Division of Corporation Finance, Richard Burton, partner with Burton, McCumber & Cortez, L.L.P., and myself regarding your comment letter dated December 28, 2006 in connection with the recently filed Form 10-K/A1 for Rio Vista Energy Partners L.P. (“Rio Vista”) for the fiscal year ended December 31, 2005. Burton, McCumber & Cortez , L.L.P. is the independent auditing firm for Rio Vista.
As communicated to you during that conversation, Rio Vista intends to file a further amendment to the aforementioned Form 10-K on or about January 31, 2007. Based on our interpretation of Rule 3-02 of Regulation S-X, the information of the predecessor to be provided in response to your request would include audited statements of income and cash flows for the period from August 1, 2004 to December 31, 2004, the date of the most recent audited balance sheet filed by the registrant. Practically speaking, the income statement and statement of cash flows of the predecessor will only include income from operations for the months of August and September 2004 since the Spin-Off occurred on September 30, 2004. The predecessor will reflect no operations from October 1, 2004 to December 31, 2004. Rio Vista will also include an audited balance sheet of the predecessor as of December 31, 2004. Since all of the assets of the predecessor were transferred at the time of the Spin-Off, the December 31, 2004 balance sheet of the predecessor will reflect zero balances.
Please contact me directly at 310-563-1830 if you have any objection to the revised timing described above and/or the anticipated financial information to be included in the amendment.
Thank you for your consideration.
Sincerely,

/s/ Ian T. Bothwell Ian T. Bothwell,
Vice President and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.